EXHIBIT 11.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF INCOME PER COMMON AND POTENTIAL COMMON SHARE

(In thousands, except per share amounts)

	For the Three Months Ended
	March 31, 2009	March 31, 2008
	(Unaudited)
BASIC
Net loss	$(50,986)	$(46,646)

Applicable Shares for Computation of Net Loss per Share:
Weighted average common shares outstanding	358,891	361,751

Net Loss Per Common Share—Basic:
Net loss per common share	$(0.14)	$(0.13)

DILUTED
Net loss	$(50,986)	$(46,646)

Applicable Shares for Computation of Net Loss Per Share:
Weighted average common shares outstanding	358,891	361,751
Weighted average potential common shares arising from:
Dilutive stock options and restricted stock units	—	—

Weighted average number of common and potential common shares	358,891	361,751

Net Loss Per Common Share—Diluted:
Net loss per common share	$(0.14)	$(0.13)